Exhibit 2.2

DATED  29 April, 2014

CIRRUS LOGIC, INC.

and

WOLFSON MICROELECTRONICS PLC

CO-OPERATION AGREEMENT

Slaughter and May

One Bunhill Row

London

EC1Y 8YY

(FM/LSF)

THIS AGREEMENT is made on 29 April, 2014

BETWEEN:

(1)	CIRRUS LOGIC, INC., a company incorporated under the laws of the State of Delaware, U.S.A. (the "Bidder");

AND

(2)
WOLFSON MICROELECTRONICS PLC, a company incorporated in Scotland with registered number SC089839 and whose registered office is at Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB, U.K. (the "Target"),

together referred to as the "parties" and each as a "party" to this Agreement.

RECITALS:

(A)	The Bidder intends to acquire the entire issued and to be issued share capital of the Target (the "Acquisition") on the terms and subject to the conditions set out in the Press Announcement.

(B)
The Acquisition is intended to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006 (the "Scheme"), provided that the Bidder reserves the right, as set out in the Press Announcement and this Agreement, to elect to implement the Acquisition by way of an Offer.

(C)	The parties have agreed to take certain steps to effect the completion of the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.

IT IS AGREED as follows:

1.	Interpretation

1.1	In this Agreement each of the following words and expressions shall have the following meanings:

"2006 Act"	means the Companies Act 2006 (as amended);
"Acceptance Condition"
means the acceptance condition to the Offer set at ninety per cent. (or such lesser percentage as may be decided by the Bidder after, to the extent necessary, consultation with the Panel, being in any case more than fifty per cent. of the Target Shares) of the Target Shares to which the Offer relates;

"Acquisition"	has the meaning given to it in Recital (A);

"Antitrust Condition"	means the condition set out in Schedule 3;
"Bidder Group"	means the Bidder and its subsidiary undertakings from time to time and "member of the Bidder Group" shall be construed accordingly;
"Business Day"	a day (not being a Saturday or Sunday) on which clearing banks in the City of London and commercial banks in Austin, Texas are open for general banking;
"Code"	means the Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel;
"Conditions"	means:
(i)
for so long as the Acquisition is being implemented by means of the Scheme, the terms and conditions to the implementation of the Scheme as set out in the Press Announcement, as may be amended with the Bidder's and the Panel's consent; and

(ii)
 for so long as the Acquisition is being implemented by means of the Offer, the terms and conditions referred to in (i) above, as amended by replacing the Scheme Condition with the Acceptance Condition and as may be further amended by the written agreement of the parties or, where required by the Code, by the Panel's consent, in the Offer Document, and "Condition" shall be construed accordingly;
"Confidentiality Agreement"	means the confidentiality agreement entered into between the parties on 2 April 2014;
"Court"	means the Court of Session, Edinburgh;
"Court Meeting"
means the meeting of the Target Shareholders (and any adjournment thereof) convened pursuant to an order of the Court pursuant to paragraph 896 of the 2006 Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme;

"Effective Date"	means the date upon which either:
(i) the Scheme becomes effective in accordance with its terms; or
(ii) if the Bidder elects to implement the Acquisition by means of an Offer in accordance with the terms of this Agreement, the Offer becomes or is declared unconditional in all respects;

"Enterprise Act 2002"	means the Enterprise Act 2002, as amended by the Enterprise and Regulatory Reform Act 2013;
"Long Stop Date"	means 31 October 2014 (or such later date as may be agreed by the Target and the Bidder);
"Notice"	shall have the meaning given to it in Clause 7.1;
"Offer"
means in the event that the Bidder exercises its right to switch, as set out in the Press Announcement, to elect to implement the Acquisition by means of a takeover offer within the meaning of section 974 of the 2006 Act, such offer, including any subsequent revision, amendment, variation, extension or renewal;

"Offer Antitrust Condition Date"
means, if the Bidder elects to effect the Acquisition by means of the Offer, the last date on which the Antitrust Condition can be satisfied in order to allow the Offer to be declared unconditional in all respects;

"Offer Document"	means the offer document published by or on behalf of the Bidder in connection with any Offer, including any revised offer document;
"Panel"	means the UK Panel on Takeovers and Mergers;
"Press Announcement"	means the press announcement in the agreed form set out in Schedule 1;
"Proceedings"	means any proceeding, suit or action arising out of or in connection with this Agreement or the negotiation, existence, validity or enforceability of this Agreement, whether in each case contractual or non-contractual;

"Regulatory Information Service"	means an information service authorised from time to time by the Financial Conduct Authority of the United Kingdom for the purpose of disseminating regulatory announcements;
"Relevant Authority"
means any central bank, ministry, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including, for the avoidance of doubt, the Panel and the Financial Conduct Authority of the United Kingdom;

"Scheme"	has the meaning given to it in Recital (B);
"Scheme Condition"	means those conditions referred to in paragraph (a) of Appendix 1 to the Press Announcement;
"Scheme Document"	means the document addressed to the Target Shareholders containing, inter alia, details of the Acquisition and the Target GM;
"Scheme Hearing"	means the Court hearing to sanction the Scheme under section 899 of the 2006 Act, at which the Scheme Order is expected to be granted;
"Scheme Order"	means the order of the Court sanctioning the Scheme pursuant to section 899 of the 2006 Act;
"Service Document"	means a petition, application notice, order or judgment or other document relating to any Proceedings;

"Target Directors"	means the directors of the Target from time to time and "Target Director" shall be construed accordingly;
"Target GM"
means the general meeting of the Target Shareholders to be convened in connection with the Scheme to be held on the same date as the Court Meeting to consider and, if thought fit, approve the Target GM Resolutions, including any adjournment of that meeting;

"Target GM Resolutions"
means the resolutions to approve, among other things, the cancellation of the entire issued share capital of the Target, the alteration of the Target's articles of association and such other matters as may be necessary to implement the Scheme, the Acquisition and the delisting of the Target Shares;

"Target Group"	means Target and its subsidiaries and subsidiary undertakings from time to time and "member of the Target Group" shall be construed accordingly;
"Target Shareholders"	means holders of Target Shares;
"Target Shares"	means the ordinary shares of 0.1 pence each in the capital of the Target from time to time;
"Voting Record Date"
means 6.00 p.m. on the day which is two days prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the day of such adjourned meeting; and

"Wolfson Microelectronics Employee Share Plans"	has the meaning given to it in Schedule 2.

1.2	In this Agreement, except where the context otherwise requires:

(A)	the expressions "subsidiary" and "subsidiary undertaking" shall have the meanings given in the 2006 Act;

(B)	the expressions "acting in concert", "control" and "offer" shall have the meanings given in the Code;

(C)
a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(D)	words in the singular shall include the plural and vice versa;

(E)	references to one gender include other genders;

(F)
a reference to a "person" shall include a reference to an individual, an individual's executors or administrators, a partnership, a firm, a body corporate, an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture or association (in any case, whether or not having separate legal personality);

(G)	references to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(H)
a reference to a Recital, Clause, paragraph or Schedule (other than to a schedule to a statutory provision) shall be a reference to a Recital, Clause, or paragraph of or Schedule to (as the case may be) this Agreement;

(I)	references to times are to London time;

(J)	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

(K)	any reference to a "day" (including within the phrase "Business Day") shall mean a period of 24 hours running from 00:01 to midnight;

(L)
references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction;

(M)	references to "writing" shall include any modes of reproducing words in any legible form and shall include email except where otherwise expressly stated;

(N)	a reference to "includes" or "including" shall mean "includes without limitation" or "including without limitation" respectively;

(O)	(i)
the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(ii)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(P)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(Q)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.    Antitrust

2.1
The obligations of the parties under this Agreement, other than this Clause 2.1 and Clauses 7, 8, 9 and 10, shall be conditional on the release of the Press Announcement via a Regulatory Information Service at or before 8.00 a.m. on 29 April 2014, or such other date and time as may be agreed by the parties.

2.2
With respect to the Antitrust Condition that is required for the satisfaction of the Conditions, the parties undertake to work co-operatively and reasonably to procure that the relevant Conditions are satisfied as soon as is reasonably practicable after the date of this Agreement with the aim of satisfying such Antitrust Condition on or before 31 October 2014.

2.3
The parties shall closely co-operate with each other in order to allow either party, or the parties jointly, as may be required, to make any filings with Relevant Authorities as are necessary or expedient, taking into account all applicable waiting periods, for the implementation of the Acquisition, and to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any such filings (including draft versions) is supplied accurately and promptly, provided that the co-operation will be conducted in a manner reasonably designed to preserve applicable lawyer/client and lawyer work product privileges and to limit the exchange of any competitively sensitive information to outside counsel.

2.4	Without prejudice to the generality of the foregoing:

(A)
the Bidder, or the Bidder and the Target jointly, or the Target, as may be required, shall make any such filings with Relevant Authorities as soon as is reasonably practicable after the signing of this Agreement and within any applicable mandatory time periods;

(B)
the Bidder and the Target shall closely co-operate in the preparation of all filings, submissions and material correspondence or communications intended to be sent to any Relevant Authority in relation to satisfying the Antitrust Condition;

(C)
in relation to any such filings, submissions or material correspondence or communications as described in (B) above which are required by any Relevant Authority to be submitted or sent by the Target, the Target shall provide, or procure the provision of, draft copies of all such filings, submissions or material correspondence or communications to the Bidder and its legal advisers at such time as will allow the Bidder a reasonable opportunity to provide comments on such filings, submissions or material correspondence or communications before they are submitted or sent and, to the extent such comments are reasonable, incorporate such comments into the relevant document and provide the Bidder with copies of all such filings, submissions or material correspondence or communications in the form finally submitted or sent;

(D)	the Bidder and the Target shall notify each other, and promptly provide copies, of any material communications from any Relevant Authority in relation to satisfying the Antitrust Condition; and

(E)
if requested by the Bidder, and insofar as permitted by the Relevant Authority, the Target shall make available appropriate Target representatives for meetings and telephone calls with any Relevant Authority in connection with the satisfaction of the Antitrust Condition and/or the implementation of the Acquisition, provided that nothing in this Clause 2.4 shall require either party to disclose to the other any competitively sensitive or confidential information related to its business and/or the business of any member of its Group which is not relevant to the Acquisition or the Antitrust Condition and that the exchange of any competitively sensitive information shall be limited to outside counsel.

2.5
Each party undertakes to keep the other informed promptly of developments which are material or reasonably likely to be material to the satisfaction of the Antitrust Condition by the date of the Scheme Hearing or the Offer Antitrust Condition Date.

3.	Documentation

The Bidder agrees to provide to the Target all such information about itself, the Bidder Group and its directors as may be reasonably requested and which is required for the purpose of inclusion in the Scheme Document and to provide any other assistance as may be reasonably required for the preparation of the Scheme Document, including access to, and ensuring that reasonable assistance is provided by, its professional advisers.

4.	Wolfson Microelectronics Employee Share Plans

The parties agree that Schedule 2 shall apply.

5.	Termination

5.1
Subject to Clause 5.2, and without prejudice to the rights of either party that may have arisen prior to termination and except where expressly stated to the contrary, the provisions of this Agreement shall terminate with immediate effect and all rights and obligations of the parties under this Agreement shall cease forthwith, if:

(A)
the Scheme (or the Offer as the case may be) is withdrawn or lapses (other than where such lapse or withdrawal is a result of the exercise of a right to switch or is otherwise to be followed soon after by an announcement of a firm intention to make an offer pursuant to Rule 2.7 of the Code made by the Bidder or a person acting in concert with the Bidder to implement the Acquisition by a different offer or scheme on substantially the same or improved terms);

(B)	the Target Directors withdraw their recommendation of the Scheme (or the Offer, as the case may be);

(C)
the Scheme has not become effective (or, if the Bidder implements the Acquisition by way of the Offer, the Offer has not become or been declared unconditional in all respects) by the Long Stop Date; or

(D)	it is agreed in writing between the parties.

5.2	Clauses 1, 7, 8, 9 and 10 shall survive termination of this Agreement.

6.	Approvals and capacity

6.1	Each party represents to the other party on the date of this Agreement that:

(A)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(B)	this Agreement constitutes its binding obligations in accordance with its terms; and

(C)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in a breach of any provision of its constitutional documents;

(ii)	save as fairly disclosed to the other Party, result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

6.2	No Party shall have any claim against the other for breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

7.	Notices

7.1	A notice under or in connection with this Agreement (a "Notice") shall be:

(A)	in writing;

(B)	in the English language; and

(C)
delivered personally, by recorded delivery mail (or air mail if overseas) or by email to the party due to receive the Notice to the address specified in Clause 7.2 or to another person or address specified by that party by written notice to the other party received before the Notice was despatched.

7.2	The address referred to in Clause 7.1(C) is:

(A)	in the case of the Bidder:

Address: 800 West Sixth Street, Austin, Texas 78701, United States

Marked for the attention of: Office of General Counsel

Email: scott.thomas@cirrus.com

With a copy to: Robert Dixon, Vinson & Elkins RLLP

Address: CityPoint, 33rd Floor, One Ropemaker Street, London EC2Y 9UE, U.K.

Email: rdixon@velaw.com

(B)	in the case of the Target:

Address: Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB, U.K.

Marked for the attention of: The Company Secretary

With a copy to: Michael Wylie, Shepherd and Wedderburn LLP

Address: 1 Exchange Crescent, Conference Square, Edinburgh EH3 8UL, U.K.

Email: Michael.Wylie@shepwedd.co.uk

8.	General

8.1	The provisions of this Agreement may be modified or amended only by written agreement of the parties.

8.2
The parties acknowledge and agree that damages may not be an adequate remedy for any breach or threatened breach by it of this Agreement and that the party who is not in breach shall be entitled without proof of special damage to seek injunctive relief and other equitable remedy (including specific performance).

8.3	Nothing in this Agreement shall oblige the Target to pay an amount in damages which the Panel determines would not be permitted by Rule 21.2 of the Code.

8.4
Except as otherwise expressly provided in this Agreement, no party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this agreement or sub-contract or delegate in any manner whatsoever its performance under this Agreement (each of the above a "dealing") and any such purported dealing in contravention of this Clause 8.4 shall be ineffective.

8.5	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

8.6
If any provision of this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, but would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable but the enforceability of the remainder of this Agreement shall not be affected.

8.7
The provisions of this Agreement are supplemental to, and shall not prejudice, the terms of the Confidentiality Agreement which shall remain in full force and effect.  This Agreement, together with the Confidentiality Agreement, represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto.

8.8
This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

8.9
Each party shall pay its own costs and expenses in relation to the preparation, execution and carrying into effect of this Agreement (including the costs of preparation and/or submission of any filings and/or notifications).

9.	Governing law and jurisdiction

9.1
This Agreement, and any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, shall be governed by and construed in accordance with English law.

9.2
The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual.

10.	Agent for Service

10.1
The Bidder appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EX to be its agent for the receipt of Service Documents.  It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

10.2
The Target appoints Shepherd and Wedderburn LLP of Condor House, 10 St. Paul's Churchyard, London EC4M 8AL, U.K. (for the attention of The Chief Executive) to be its agent for the receipt of Service Documents.  It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

10.3
If a party’s agent at any time ceases for any reason to act as such, that party shall appoint a replacement agent having an address for service in England or Wales and shall notify the other party of the name and address of the replacement agent.  The provisions of this Clause 10 applying to service on an agent apply equally to service on a replacement agent.

10.4	A copy of any Service Document served on an agent shall be sent by post to the relevant party. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

Schedule 1

(Press Announcement)

Schedule 2

(Target Share Plan Proposals)

1.	INTRODUCTION

1.1	The Bidder and the Target agree that the options and awards held by employees and former employees of the Target will be dealt with in accordance with the terms set out in this Schedule.

1.2	In this Schedule " Wolfson Microelectronics Employee Share Plans" means:

(a)	The 2003 Wolfson Microelectronics plc Executive Share Scheme (Part A);

(b)	The 2003 Wolfson Microelectronics plc Executive Share Scheme (Part B);

(c)	The 2003 Wolfson Microelectronics plc All-Employee Share Scheme (Part A);

(d)	The 2003 Wolfson Microelectronics plc All-Employee Share Scheme (Part B);

(e)	The 2013 Wolfson Microelectronics plc Approved Share Option Scheme;

(f)	The 2013 Wolfson Microelectronics plc Unapproved Share Option Scheme;

(g)	Wolfson Microelectronics plc Approved SAYE Scheme;

(h)	The Wolfson Microelectronics 2006 Performance Share Plan;

(i)	The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan;

(j)	The Wolfson Microelectronics 2009 Staff Share Award Plan;

(k)	The Wolfson Microelectronics 2008 Staff Performance Share Plan; and

(l)	The Wolfson Microelectronics plc 2014 Employee Share Purchase Plan.

2.	THE PROPOSALS – GENERAL

2.1
The parties agree that the Target will issue communications to all participants in each of the Wolfson Microelectronics Employee Share Plans at the same time as the Scheme Document is dispatched to shareholders explaining the proposals set out in this Schedule, to the extent that they apply.  The terms of each such communication are to be agreed with the Bidder before they are dispatched.

2.2
Optionholders under the Wolfson Microelectronics Employee Share Plans under which amounts are payable on exercise who exercise their options prior to the record time for the Scheme will be offered a cashless facility (structured as an undertaking to pay) whereby any exercise price payable on the exercise of an option will be deducted from the cash consideration due to them under the Scheme and remitted to the Target for payment to the optionholder (and accounting as appropriate to HMRC).

2.3	The position in relation to each Wolfson Microelectronics Employee Share Plan is summarised in paragraph 4 below.

3.	THE WOLFSON MICROELECTRONICS EMPLOYEE SHARE PLANS

3.1
The Target confirms that the table set out in paragraph 6 below correctly details all subsisting options to acquire shares in the Target, awards under Wolfson Microelectronics Employee Share Plans and the number of Target Shares held in each Employee Trust (as defined below) as at the date of this Agreement.

3.2
In respect of options which are exercised and/or awards which vest under Wolfson Microelectronics Employee Share Plans on or before the Scheme becoming effective, the Target will issue shares to participants and/or to the trustee of any trust which is to satisfy such exercises of options or vesting of awards if and to the extent these options or awards cannot be met from Target Shares currently held in the Wolfson Microelectronics No. 1 Employees’ Share Trust or the Wolfson Microelectronics No. 2 Employees’ Share Trust (together the "Employee Trusts") or by cash payment as described below.

3.3
The Target agrees that the Board or Remuneration Committee of the Target will not (a) (save for the plan amendments proposed to be approved by Target Shareholders at the Target Annual General Meeting on 29 April 2014) amend or terminate any of the Wolfson Microelectronics Employee Share Plans or (b) exercise any discretionary powers under the rules of a Wolfson Microelectronics Employee Share Plan, except as required for the day-to-day operation of the relevant Wolfson Microelectronics Employee Share Plan in the ordinary course of business (including, without limitation, the exercise of discretion in relation to participants who cease to be employees of the Target Group), in each case without the Bidder’s prior written consent.

3.4	Tax and social security contributions will be deducted as appropriate from payments due under the Schedule.

4.	SPECIFIC PROPOSALS

4.1	2003 Wolfson Microelectronics plc Executive Share Scheme (Part A)

All options under this Plan are already exercisable.  Any options exercised will be satisfied by the issue of new Target Shares, which will then be acquired by the Bidder for cash under the Scheme (or under the amended Articles of Association of the Target if exercised subsequently).

A cashless exercise facility will be made available, if options are exercised prior to the record time for the Scheme.

4.2	2003 Wolfson Microelectronics plc Executive Share Scheme (Part B)

All options under this Plan are already exercisable.  Any options exercised will be satisfied by the issue of new Target Shares, which will then be acquired by the Bidder for cash under the Scheme (or under the amended Articles of Association of the Target if exercised subsequently).

A cashless exercise facility will be made available, if options are exercised prior to the record time for the Scheme.

4.3	2003 Wolfson Microelectronics plc All-Employee Share Scheme (Part A)

All options under this plan are already exercisable.  Any options exercised will be satisfied by the issue of new Target Shares, which will then be acquired by the Bidder for cash under the Scheme (or under the amended Articles of Association of the Target if exercised subsequently).

A cashless exercise facility will be made available, if options are exercised prior to the record time for the Scheme.

4.4	2003 Wolfson Microelectronics plc All-Employee Share Scheme (Part B)

All options under this Plan are already exercisable.  Any options exercised will be satisfied by the issue of new Target Shares, which will then be acquired by the Bidder for cash under the Scheme (or under the amended Articles of Association of the Target if exercised subsequently).

A cashless exercise facility will be made available, if options are exercised prior to the record time for the Scheme.

4.5	2013 Wolfson Microelectronics plc Approved Share Option Scheme

No options have been granted under this plan.

4.6	2013 Wolfson Microelectronics plc Unapproved Share Option Scheme

No options have been granted under this plan.

4.7	Wolfson Microelectronics plc Approved SAYE Scheme

Options under this plan will become exercisable (to the extent of accumulated savings at the time of exercise) on (or before) Court sanction of the Scheme and options exercised will be satisfied by the issue of new Target Shares, which will then be acquired by the Bidder for cash under the Scheme.

In accordance with the rules of this plan options not exercised will lapse following the Scheme becoming effective.  The Bidder will make a payment (subject to statutory deductions) to individuals who exercise options to compensate them for the lost potential gain on the lapsed options.

4.8	Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan

Under this plan Deferred Bonus Award Shares will be released on change of control (that is on the Scheme becoming effective).  At the same time outstanding matching awards will be released in full, subject only to time-apportionment based on the proportion of the three year performance period then expired.

It is proposed that the rules of this plan be amended to allow the Deferred Bonus Award Shares and matching shares to be released from the Employee Trusts immediately prior to the record time for the Scheme, so they can be acquired by the Bidder under the Scheme.

4.9	Wolfson Microelectronics 2006 Performance Share Plan

Under this plan awards vest on the change of control (i.e. on the Scheme becoming effective), subject to the achievement of performance criteria and time apportionment.  It is agreed that the Target Remuneration Committee (the "Committee") will determine as follows:

(a)
2012 nil cost option awards: that all awards lapse on the basis that the Committee determines this is appropriate taking into account the factors provided in Rule 33.5 (as proposed to be amended at the Annual General Meeting of the Target on 29 April 2014).

(b)
2013 nil cost option awards: that, taking into account the factors provided in Rule 33.5, the awards should vest in full and that the Committee exercise its discretion not to time-apportion entitlements under Rule 42.

(c)	2014 nil cost option awards: that, taking into account the factors provided in rule 33.5, all awards should lapse.

(d)
Outstanding contingent share awards: that those awards with an exercise price of £0.001 granted in 2013 and 2014 should vest in full and that the Committee exercise its discretion not to time-apportion entitlements under Rule 42.  All other currently outstanding contingent share awards should lapse.

The Bidder and the Target will discuss whether the date of the above award vestings should be accelerated under the rules of the plan to the Court sanction of the Scheme and also whether such vestings are to be satisfied by cash payment or by transfer of shares from the Employee Trusts, which are then acquired under the Scheme.

Holders of 2014 nil cost option awards will be granted, within 42 days of the Scheme becoming effective, Phantom Stock Awards to be settled in shares under the Bidder’s existing 2006 Stock Incentive Plan ("RSUs").  The RSUs will be of equivalent value to the nil cost options (those options being valued at the price payable for Target Shares under the Scheme) and the number of RSUs granted to each holder will then be based on the average share price of the Bidder for the 5 business days prior to the date of announcement of the Acquisition.  The RSUs will vest in equal annual tranches over a 3 year period.  Grant of RSUs will, for those Target executives who have 12 month notice periods under their service contracts (either currently or following a change in control of the Target), be conditional on their service contracts being amended to provide for statutory minimum notice periods only.  RSUs will vest in full on termination of employment if the holder’s employment is terminated by the Target (or any member of the enlarged Bidder Group) but not if the employee resigns voluntarily or if his employment is terminated for cause.

In the event that a 2014 nil cost option holder’s employment is terminated by the Target (or any member of the enlarged Bidder Group), but not if the employee resigns voluntarily or if his employment is terminated for cause, after the Scheme becomes effective but before the relevant RSUs are granted (or if he dies during that period), he (or, in the case of his death, his personal representatives) will instead be paid a single cash amount (subject to statutory deductions) equal to the whole value (as at the date of termination or death) of the RSUs to which he would have been entitled in accordance with this paragraph had he remained in employment.  However, the amount of such cash payment will, in the case of a Target executive who has a 12 month notice period under his service contract (either currently or following a change in control of the Target), be reduced by an amount equal to any payment made to that individual on termination in respect of that part of his contractual notice period which is in excess of the applicable statutory minimum.  For the avoidance of doubt, no such cash amount will be paid where the individual resigns voluntarily or if his employment is terminated for cause.

4.10	Wolfson Microelectronics 2009 Staff Share Award Plan

Vested shares (and unvested shares which vest based on the proportion of the vesting period that has expired) are due to be delivered to participants on change of control (that is on the Scheme becoming effective).  The Target will exercise its discretion to enhance entitlements so all outstanding awards vest in full.  A cash payment will be made to holders equivalent to the value payable under the Scheme for the Target Shares subject to the awards.

4.11	Wolfson Microelectronics 2008 Staff Performance Share Plan

Unvested shares which vest based on the proportion of the vesting period that has expired, are due to be delivered to participants on the change of control (that is on the Scheme becoming effective).  The Target will exercise its discretion to enhance entitlements so all outstanding awards vest in full.  A cash payment will be made to holders equivalent to the value payable under the Scheme for the Target Shares subject to the awards.

4.12	The Wolfson Microelectronics plc 2014 Employee Share Purchase Plan

No options have been granted under this plan.

5.	BONUS ARRANGEMENTS

Where employees have received cash bonus awards (instead of employee contingent share awards), as referred to in paragraph 6 below, cash payments will be made to holders by the Target in respect of those awards which will be treated as vesting in full.

6.	OUTSTANDING OPTIONS AND AWARDS

Summary of share scheme awards - granted but not yet vested / exercised as at 4 April 2014

Name of scheme	Date of Grant	Type of Award	Exercise Price	Aggregate no. of shares outstanding
The Wolfson Microelectronics 2009 Staff Share Award Plan	10 March 2014	Contingent share awards	N/A	894,587
The Wolfson Microelectronics 2009 Staff Share Award Plan	10 March 2014	Contingent share awards	£0.001	22,578
The Wolfson Microelectronics 2008 Staff Performance Share Plan	10 March 2014	Contingent share awards	N/A	257,500
The Wolfson Microelectronics 2006 Performance Share Plan	10 March 2014	Nil cost options	N/A	3,534,095
The Wolfson Microelectronics 2006 Performance Share Plan	10 March 2014	Contingent share awards	£0.001	19,000
The Wolfson Microelectronics 2009 Staff Share Award Plan	24 February 2014	Contingent share awards	N/A	2,000
Wolfson Microelectronics plc Approved SAYE Scheme	27 November 2013	Share options	£1.14	394,447
The Wolfson Microelectronics 2009 Staff Share Award Plan	07 November 2013	Contingent share awards	N/A	21,600
The Wolfson Microelectronics 2009 Staff Share Award Plan	07 November 2013	Contingent share awards	£0.001	1,600
The Wolfson Microelectronics 2009 Staff Share Award Plan	16 August 2013	Contingent share awards	N/A	5,600

Name of scheme	Date of Grant	Type of Award	Exercise Price	Aggregate no. of shares outstanding
The Wolfson Microelectronics 2009 Staff Share Award Plan	16 August 2013	Contingent share awards	£0.001	12,400
The Wolfson Microelectronics 2009 Staff Share Award Plan	21 May 2013	Contingent share awards	N/A	20,000
The Wolfson Microelectronics 2006 Performance Share Plan	21 May 2013	Nil cost options	N/A	150,807
The Wolfson Microelectronics 2009 Staff Share Award Plan	10 May 2013	Contingent share awards	N/A	12,000
The Wolfson Microelectronics 2009 Staff Share Award Plan	22 March 2013	Contingent share awards	N/A	180,000
The Wolfson Microelectronics 2006 Performance Share Plan	22 March 2013	Nil cost options	N/A	2,079,158
The Wolfson Microelectronics 2009 Staff Share Award Plan	14 March 2013	Contingent share awards	£0.001	6,453
The Wolfson Microelectronics 2006 Performance Share Plan	14 March 2013	Contingent share awards	£0.001	8,000
The Wolfson Microelectronics 2008 Staff Performance Share Plan	14 March 2013	Contingent share awards	N/A	133,000
The Wolfson Microelectronics 2009 Staff Share Award Plan	14 March 2013	Contingent share awards	N/A	232,759
The Wolfson Microelectronics 2009 Staff Share Award Plan	15 February 2013	Contingent share awards	N/A	9,932
The Wolfson Microelectronics 2009 Staff Share Award Plan	07 November 2012	Contingent share awards	N/A	5,532
Wolfson Microelectronics plc Approved SAYE Scheme	30 August 2012	Share options	£1.54	88,085

Name of scheme	Date of Grant	Type of Award	Exercise Price	Aggregate no. of shares outstanding
The Wolfson Microelectronics 2009 Staff Share Award Plan	16 August 2012	Contingent share awards	N/A	3,600
The Wolfson Microelectronics 2009 Staff Share Award Plan	07 June 2012	Contingent share awards	N/A	3,699
The Wolfson Microelectronics 2006 Performance Share Plan	21 May 2012	Contingent share awards	N/A	112,368
The Wolfson Microelectronics 2006 Performance Share Plan	21 May 2012	Contingent share awards	£0.001	5,000
The Wolfson Microelectronics 2009 Staff Share Award Plan	22 March 2012	Contingent share awards	N/A	3,998
The Wolfson Microelectronics 2009 Staff Share Award Plan	15 March 2012	Contingent share awards	£0.001	5,158
The Wolfson Microelectronics 2010 Senior Executive Deferred Bonus Plan	15 March 2012	Contingent matching share award	N/A	5,220
The Wolfson Microelectronics 2006 Performance Share Plan	15 March 2012	Nil cost options	N/A	1,959,096
The Wolfson Microelectronics 2009 Staff Share Award Plan	15 March 2012	Contingent share awards	N/A	121,661
The Wolfson Microelectronics 2009 Staff Share Award Plan	27 February 2012	Contingent share awards	N/A	1,498
Wolfson Microelectronics plc Approved SAYE Scheme	30 November 2011	Share options	£0.90	782,960
The Wolfson Microelectronics 2009 Staff Share Award Plan	07 November 2011	Contingent share awards	N/A	64,058

Name of scheme	Date of Grant	Type of Award	Exercise Price	Aggregate no. of shares outstanding
The Wolfson Microelectronics 2006 Performance Share Plan	07 November 2011	Contingent share awards	£0.001	20,000
The Wolfson Microelectronics 2009 Staff Share Award Plan	01 August 2011	Contingent share awards	£0.001	1,000
The Wolfson Microelectronics 2009 Staff Share Award Plan	03 June 2011	Contingent share awards	N/A	609
The Wolfson Microelectronics 2009 Staff Share Award Plan	11 May 2011	Contingent share awards	N/A	4,643
The Wolfson Microelectronics 2009 Staff Share Award Plan	17 March 2011	Contingent share awards	N/A	572
The Wolfson Microelectronics 2009 Staff Share Award Plan	17 March 2011	Contingent share awards	£0.001	452
The Wolfson Microelectronics 2009 Staff Share Award Plan	23 February 2011	Contingent share awards	£0.001	2,832
Wolfson Microelectronics plc Approved SAYE Scheme	01 September 2010	Share options	£1.61	3,130
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	19 March 2010	Share options	£1.522	4,012
2003 Wolfson Microelectronics Executive Share Scheme - Part B	02 September 2009	Share options	£1.41	10,638
2003 Wolfson Microelectronics Executive Share Scheme - Part A	19 March 2009	Share options	£0.92	65,216
2003 Wolfson Microelectronics Executive Share Scheme - Part B	19 March 2009	Share options	£0.92	258,585
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	06 March 2008	Share options	£1.33	17,000
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	07 November 2007	Share options	£2.17	10,000
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	05 September 2007	Share options	£2.58	2,500

Name of scheme	Date of Grant	Type of Award	Exercise Price	Aggregate no. of shares outstanding
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	06 August 2007	Share options	£2.56	10,000
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	05 February 2007	Share options	£2.9342	206,281
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	05 February 2007	Share options	£2.9342	4,776
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	05 February 2007	Share options	£3.04	7,063
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	05 February 2007	Share options	£2.9342	472,699
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	27 November 2006	Share options	£2.8700	15,000
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	26 October 2006	Share options	£2.7942	2,000
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	25 September 2006	Share options	£4.7900	18,789
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	25 September 2006	Share options	£4.7900	11,211
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	24 August 2006	Share options	£4.5550	143,414
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	24 August 2006	Share options	£4.5550	11,586
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	02 May 2006	Share options	£4.7100	5,000
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	02 May 2006	Share options	£4.7100	2,000
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	16 March 2006	Share options	£4.1134	140,792
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	16 March 2006	Share options	£4.1134	135,958
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	07 September 2005	Share options	£1.8600	16,128
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	07 September 2005	Share options	£1.8600	3,872
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	04 April 2005	Share options	£1.7325	5,000

Name of scheme	Date of Grant	Type of Award	Exercise Price	Aggregate no. of shares outstanding
2003 Wolfson Microelectronics Executive Share Scheme - Part A	10 March 2005	Share options	£1.7325	13,750
2003 Wolfson Microelectronics Executive Share Scheme - Part B	10 March 2005	Share options	£1.7325	59,843
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	10 March 2005	Share options	£1.7325	106,746
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	10 March 2005	Share options	£1.7325	41,714
2003 Wolfson Microelectronics Executive Share Scheme - Part A	30 July 2004	Share options	£2.0450	17,690
2003 Wolfson Microelectronics Executive Share Scheme - Part B	30 July 2004	Share options	£2.0450	58,105
2003 Wolfson Microelectronics All Employee Share Scheme - Part A	30 July 2004	Share options	£2.0450	177,394
2003 Wolfson Microelectronics All Employee Share Scheme - Part B	30 July 2004	Share options	£2.0450	43,352
				13,290,801

Name of scheme	Date of Grant	Type of Award	Exercise Price	Award calculated with reference to an aggregate no. of shares
Contingent cash award (awarded to employees instead of contingent share award)	10 March 2014	Contingent cash award	N/A	32,123
Contingent cash award (awarded to employees instead of contingent share award)	14 March 2013	Contingent cash award	N/A	4,624
Contingent cash award (awarded to employees instead of contingent share award)	15 March 2012	Contingent cash award	N/A	2,297

Name of Trust		Total no. of shares in the Trust as at 25 April 2014*
The Wolfson Microelectronics No.1 Employees' Share Trust	*NOTE	1,317,441
The Wolfson Microelectronics No.2 Employees' Share Trust		645,037
		1,962,478

NOTE: *excluding shares still to be released (as at 25 April 2014) from No.1 Trust for March 2014 vested contingent share awards

Schedule 3

(Antitrust Condition)

(i)
Insofar as the Acquisition constitutes a relevant merger situation within the meaning of the Enterprise Act 2002, the Competition and Markets Authority (the CMA) or the appropriate Minister confirming, in terms reasonably satisfactory to the Bidder, that the Acquisition or any matter arising therefrom or related thereto or any part of it will not be subject to a reference under sections 33, 45 or 62 of the Enterprise Act 2002.

(ii)
No decision, order or judgment of any court or governmental, statutory or regulatory body having been issued or made prior to the Effective Date, and no legal or regulatory requirements remaining to be satisfied, which would have the effect of making unlawful or otherwise prohibiting the Acquisition.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above.

EXECUTED by	)
)
/s/ Thurman K. Case	)
Thurman Case	)
Chief Financial Officer	)
acting for and on behalf of	)
CIRRUS LOGIC, INC.	)

EXECUTED by	)
/s/ Mark Cubitt	)
Mark Cubitt	)
Chief Financial Officer	)
acting for and on behalf of	)
WOLFSON MICROELECTRONICS PLC	)